UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)

Waldencast PLC
(Name of Issuer)

Class A ordinary shares, $0.0001
par value per share
(Title of Class of Securities)

G9503X103

(CUSIP Number)

Dynamo Internacional Gestão de Recursos Ltda.

Dynamo Master Fund

Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior
Av. Ataulfo de Paiva, 1235, 6th floor,

Rio de Janeiro, RJ, 22440-034, Brazil
(21) 2512-9394

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Dynamo Internacional Gestão de Recursos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,906,108(1)
	9	SOLE DISPOSITIVE POWER 20,906,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,906,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)     Represents the aggregate number of Class A ordinary shares beneficially owned by the Reporting Person, which are held indirectly through Dynamo Master Fund, a Cayman Island exempted company, and Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior, a Brazilian investment fund, which directly hold the Class A ordinary shares reported herein, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares issued upon conversion on a one-for-one basis of Class B ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of the working capital loan warrants; (iv) Class A ordinary shares issuable upon the exercise of redeemable warrants pursuant to the Sponsor Forward Purchase Agreement; (v) Class A ordinary shares issued upon the conversion of Unit; and (vi) Class A ordinary shares issuable upon the exercise of redeemable warrants issued upon the conversion of Units.

(2)    Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 86,460,554 Class A ordinary shares outstanding as of August 3, 2022, as disclosed by the Issuer in its annual report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2022. The aggregate Class A ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as giving effect to the Issuer’s business combination, as disclosed in the Issuer’s current report on Form 8-K filed with the SEC on July 26, 2022, which resulted in the following, only for the purpose of computing the percentage ownership of the Reporting Person: (i) Class A shares issued upon conversion on a one-for-one basis of Class B ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of the working capital loan warrants; (iv) Class A ordinary shares issuable upon the exercise of redeemable warrants pursuant to the Sponsor Forward Purchase Agreement; (v) Class A ordinary shares issued upon the conversion of Unit; and (vi) Class A ordinary shares issuable upon the exercise of redeemable warrants issued upon the conversion of Units.

1	NAME OF REPORTING PERSON Dynamo Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,826,109(1)
	9	SOLE DISPOSITIVE POWER 19,826,109
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,826,109
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.9%(2)
14	TYPE OF REPORTING PERSON PN

(1)     Represents the aggregate number of Class A ordinary shares held by the Reporting Person, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares issued upon conversion on a one-for-one basis of Class B ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of the working capital loan warrants; and (iv) Class A ordinary shares issuable upon the exercise of redeemable warrants pursuant to the Sponsor Forward Purchase Agreement.

(2)    Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 86,460,554 Class A ordinary shares outstanding as of August 3, 2022, as disclosed by the Issuer in its annual report on Form 20-F, filed with the SEC on August 3, 2022. The aggregate Class A ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as giving effect to the Issuer’s business combination, as disclosed in the Issuer’s current report on Form 8-K filed with the SEC on July 26, 2022, which resulted in the following, only for the purpose of computing the percentage ownership of the Reporting Person: (i) Class A shares issued upon conversion on a one-for-one basis of Class B ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of the working capital loan warrants; and (iv) Class A ordinary shares issuable upon the exercise of redeemable warrants pursuant to the Sponsor Forward Purchase Agreement.

1	NAME OF REPORTING PERSON Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,079,999(1)
	9	SOLE DISPOSITIVE POWER 1,079,999
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,079,999
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%(2)
14	TYPE OF REPORTING PERSON OO

(1)     Represents the aggregate number of Class A ordinary shares held by the Reporting Person, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares issued upon the conversion of Units; and (ii) Class A ordinary shares issuable upon the exercise of redeemable warrants issued upon the conversion of Units.

(2)    Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 86,460,554 Class A ordinary shares outstanding as of August 3, 2022, as disclosed by the Issuer in its annual report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2022. The aggregate Class A ordinary shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as giving effect to the Issuer’s business combination, as disclosed in the Issuer’s current report on Form 8-K filed with the SEC on July 26, 2022, which resulted in the following, only for the purpose of computing the percentage ownership of the Reporting Person: (i) Class A ordinary shares issued upon the conversion of Units; and (ii) Class A ordinary shares issuable upon the exercise of redeemable warrants issued upon the conversion of Units.

Item 1.	Security and Issuer

This Schedule 13D relates to Class A ordinary shares, $0.0001 par value per share (the “Class A ordinary shares”), of Waldencast plc, a public limited company under the laws of Jersey (the “Issuer”). The principal executive office of the Issuer is 10 Bank Street, Suite 560, White Plains, New Yok 10606.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed jointly by: (i) Dynamo Internacional Gestão de Recursos Ltda., a Brazilian limited company (“Dynamo International”); (ii) Dynamo Master Fund, a Cayman Island exempted company (“Dynamo Master”); and (iii) Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior, a Brazilian investment fund (“Dynamo Global” and, together with Dynamo Master, the “Funds”). Each of Dynamo International, Dynamo Master and Dynamo Global is a “Reporting Person” and collectively the “Reporting Persons.” Dynamo International is the investment manager of Dynamo Master and Dynamo Global, which are the record holders of the Class A ordinary shares reported herein.

(b)	The principal business address for each of the Reporting Persons is Av. Ataulfo de Paiva, 1235, 6th floor, Rio de Janeiro, RJ, 22440-034, Brazil.

(c)	Each of the Reporting Persons is principally engaged in the business of investments in securities.

Luiz Orenstein, Bruno Hermes da Fonseca Rudge and Luiz Felipe de Almeida Campos are controlling shareholders of Dynamo International (the “Controlling Shareholders”) in accordance with Dynamo International’s constituent documents. The Controlling Shareholders have beneficial ownership of the Class A ordinary shares held of record by the Funds. Each of the Controlling Shareholders disclaims ownership of the Class A ordinary shares except to the extent he has a pecuniary interest therein. The principal business address for each of the Controlling Shareholders is: Av. Ataulfo de Paiva, 1235, 6th floor, Rio de Janeiro, RJ, 22440-034, Brazil.

Attached as Exhibit A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each executive officer of Dynamo International.

Dynamo International is the investment manager of Dynamo Master in accordance with Dynamo Master’s constituent documents. Dynamo International has beneficial ownership of the Class A ordinary shares held of record by Dynamo Master. Dynamo International disclaims ownership of the Class A ordinary shares except to the extent it has a pecuniary interest therein.

Attached as Exhibit A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each director of Dynamo Master.

Dynamo International is the investment manager of Dynamo Global in accordance with Dynamo Global’s constituent documents. Dynamo International has beneficial ownership of the Class A ordinary shares held of record by Dynamo Global. Dynamo International disclaims ownership of the Class A ordinary shares except to the extent it has a pecuniary interest therein.

Attached as Exhibit A hereto and incorporated herein by reference is a list containing the (i) name, (ii) residence or business address, (iii) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (iv) citizenship, in each case of each executive officer of Dynamo Global.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Exhibit A for citizenship of each executive officer of Dynamo International, each director of Dynamo Master and each executive officer of Dynamo Global.

Nothing in this Schedule 13D shall be construed as an admission that any transaction described herein took place in the United States or that Section 13(d) of the Exchange Act applies extraterritorially to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

Dynamo Master and Dynamo International

On July 27, 2022 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to the terms of (i) the Agreement and Plan of Merger, dated November 15, 2021 (the “Merger Agreement”), by and among the Issuer, and Obagi Global Holdings Limited, a Cayman Islands exempted company (“Obagi”), among others; and (ii) the Equity Purchase Agreement, dated as of November 15, 2021 (the “Milk Equity Purchase Agreement”), by and among the Issuer, Milk Makeup LLC, a Delaware limited liability company (“Milk”), certain members of Milk, and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as representative of Milk’s equityholders, among others.

Pursuant to the terms of the Merger Agreement and the Milk Equity Purchase Agreement (the “Transaction Agreements”), a business combination between the Issuer, Obagi and Milk was effected (the “Business Combination”). As a condition to closing the Business Combination, the board of directors of Waldencast has unanimously approved the change of the Issuer’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a public limited company under the laws of Jersey. On the Closing Date, the Issuer also changed its name from Waldencast Acquisition Corp.to Waldencast plc.

On February 22, 2021, the Sponsor and Dynamo Master (a member of the Sponsor) entered into a forward purchase agreement (the “Sponsor Forward Purchase Agreement”), with the Issuer that provided for the purchase of up to an aggregate of 13,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $130,000,000, or $10.00 per unit, in a private placement to close substantially concurrently with the closing of the Business Combination (the “Forward Purchase Securities”). The Sponsor Forward Purchase Agreement provided that the applicable forward purchase investors may, in their sole discretion, increase the amount of capital committed under the Sponsor Forward Purchase Agreement up to an amount not to exceed $160,000,000. On October 20, 2021, the Issuer received an allocation notice from the Sponsor and Dynamo Master committing to purchase an aggregate of 16,000,000 units, with each unit consisting of one Class A ordinary share and one-third of one redeemable warrant, for an aggregate purchase price of $160,000,000, or $10.00 per unit.

In accordance with the terms and subject to the conditions of the Transaction Agreements, as of the Closing Date, Dynamo Master held (i) 2,848,333 Class A ordinary shares that were converted automatically, on a one-for-one basis, from Class B ordinary shares upon the consummation of the Business Combination, (ii) 1,977,777 Class A ordinary shares issuable upon the exercise of the private placement warrants and (iii) 333,333 Class A ordinary shares issuable upon the exercise of the working capital loan warrants, and (B) pursuant to the Sponsor Forward Purchase Agreement (i) 11,000,000 Class A ordinary shares and (ii) 3,666,666 Class A ordinary shares issuable upon the exercise of redeemable warrants.

As of the Closing Date, Dynamo Master held 19,826,109 Class A ordinary shares.

Dynamo Global

As of the Closing Date, Dynamo Global held (i) 810,000 Class A ordinary shares issued upon the conversion of Units and (ii) 269,000 Class A ordinary shares issuable upon the exercise of redeemable warrants issued upon the conversion of Units.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in its entirety into this Item 4.

The Funds acquired the securities reported herein for investment purposes. In its capacity as the investment manager of a significant shareholder of the Issuer with representation on the board of directors of the Issuer, Dynamo International as the beneficial owner of the Class A ordinary shares reported herein intends to take an active role in working with the Issuer’s management and the board of directors on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, relevant withdrawal requests by the investors of Dynamo Global and Dynamo Master, tax considerations and other factors.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in this Item 4.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c)    Except for the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d)    To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

In connection with the consummation of the Business Combination, the Issuer entered into a certain amended and restated registration rights agreement, dated as of July 27, 2022, by and among the Issuer, Waldencast Long-Term Capital LLC, a Cayman Islands limited liability company (the “Sponsor”), certain former shareholders of Obagi and certain former members of Milk (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, the Issuer has an obligation to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) covering the resale of ordinary shares issued to certain former shareholders and parties thereto in the Merger.

Either the Sponsor or a majority of certain former shareholders party to the Amended and Restated Registration Rights Agreement holding registrable securities would be entitled to make a written demand for registration under the Securities Act of all or part of their registrable securities. Subject to certain exceptions, if at any time after the Closing Date the Issuer proposes to file a registration statement under the Securities Act with respect to its securities, under the Amended and Restated Registration Rights Agreement the Issuer would be required to give notice to the other parties thereto as to the proposed filing and offer them the opportunity to register the sale of such number of registrable securities as they may request in writing.

References to and the description of the Amended and Restated Registration Rights Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Amended and Restated Registration Rights Agreement, which is attached hereto as Exhibit C and incorporated by reference herein.

Letter Agreement

In connection with the consummation of the initial public offering, the Issuer entered into a certain letter agreement, dated as of March 15, 2021, by and among the Issuer, its directors and officers, the Sponsor and Dynamo Master (the “Letter Agreement”), pursuant to which they have agreed, among other provisions and subject to limited exceptions, not to transfer, assign or sell any of its ordinary shares received upon conversion thereof until the earlier of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, rights issuances, consolidations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Issuer completes a liquidation, merger, amalgamation, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

References to and the description of the Letter Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the Letter Agreement, which is attached hereto as Exhibit D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Executive Officers of Dynamo International, Directors of Dynamo Master and Executive Officers of Dynamo Global.
Exhibit B	Joint Filing Agreement among the Reporting Persons.
Exhibit C	Amended and Restated Registration Rights Agreement, dated July 27, 2022, by and among the Issuer, the Sponsor, certain former shareholders of Obagi and certain former members of Milk.
Exhibit D	Letter Agreement, dated March 15, 2021, by and among the Issuer, its directors and officers and the Sponsor, among others.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

August 5, 2022

Dynamo Internacional Gestão de Recursos Ltda.

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Executive Officer

Dynamo Master Fund

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Director

Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Director